UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41987

MindForge Inc.

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

At the annual general meeting of shareholders (the “Meeting”), convened on November 4, 2025, the shareholders, by a special resolution, approved a change of the name of the company (the “Company”) from “U-BX Technology Ltd.” to “MindForge Inc.” (the “Name Change”) and authorized the directors of the Company to implement the Name Change within one year after the date of the Meeting. On July 10, 2026, the directors approved the implementation of the Name Change, which became effective on July 15, 2026.

In connection with the Name Change, the directors approved changing the trading symbol for the Company’s class A ordinary shares from “UBXG” to “MF.”

Upon the opening of the market on July 20, 2026, the Company’s Class A ordinary shares will begin trading on the Nasdaq Capital Market under the new name “MindForge Inc.” and new symbol “MF.” The CUSIP number of the Company’s class A ordinary shares will remain the same.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MindForge Inc.

Date: July 17, 2026	By:	/s/ Jian chen
	Name:	Jian Chen

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